FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Nomura Announces Results of Share Buyback Program from Market

2. Nomura Finalizes Number of Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 7, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Announces Results of Share Buyback Program from Market

Tokyo, June 7, 2016—Nomura Holdings, Inc. today announced the results of a share buyback program from the market conducted pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan. This completes the share buyback program authorized by a resolution at a meeting of the Board of Directors on April 27, 2016.

Share buyback activity from May 18, 2016, to June 7, 2016

1. Type of shares	Nomura Holdings common shares
2. Number of shares repurchased	35,000,000 shares
3. Aggregate purchase amount	16,324,582,570 yen
4. Purchase period	May 18, 2016, to June 7, 2016
5. Method of repurchase	Purchase on the stock exchange via trust bank

(Reference)

Share buyback program resolution at Board of Directors meeting on April 27, 2016

1. Type of shares	Nomura Holdings common shares
2. Total shares authorized for repurchase	Up to 35 million shares (0.9% of outstanding shares)
3. Total value of shares authorized for repurchase	Up to 20 billion yen
4. Period	May 18, 2016, to July 22, 2016
5. Method of repurchase	Purchase on the stock exchange via trust bank

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Finalizes Number of Stock Options

Tokyo, June 7, 2016— Nomura Holdings, Inc. (the “Company”) today announced that it has finalized the total number of stock acquisition rights and the number of grantees based on a resolution of its Executive Management Board held on May 16, 2016, as outlined below.

	Stock Acquisition Rights No. 69	Stock Acquisition Rights No. 70	Stock Acquisition Rights No. 71
Total Number of Stock Acquisition Rights to be Issued	63,086	62,827	62,597
Grantees	Total of 721 directors, executive officers and employees of the Company and its subsidiaries, etc.	Total of 721 directors, executive officers and employees of the Company and its subsidiaries, etc.	Total of 721 directors, executive officers and employees of the Company and its subsidiaries, etc.
Shares of Common Stock Under Stock Acquisition Rights	6,308,600 shares	6,282,700 shares	6,259,700 shares

	Stock Acquisition Rights No. 72	Stock Acquisition Rights No. 73
Total Number of Stock Acquisition Rights to be Issued	46,011	4,184
Grantees	Total of 65 employees of the Company and its subsidiaries’ directors, executive officers and employees, etc.	Total of 6 employees of the Company and its subsidiaries’ directors, executive officers and employees, etc.
Shares of Common Stock Under Stock Acquisition Rights	4,601,100 shares	418,400 shares

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.